Exhibit 99.2

Report of Voting Results
Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following sets forth a brief description of each matter that was voted upon at the Annual General Meeting (the “Meeting”) of the shareholders of Lake Shore Gold Corp. (the “Corporation”) held on April 29, 2015, and the outcome of each vote.  For further details regarding the matters put before the meeting, please consult the Management Information Circular filed on SEDAR on April 6, 2015.  Where voting was conducted by show of hands, the result of the vote is indicated and proxy returns are included for reference (votes cast in person by show of hands are not tabulated).

Shareholders and proxyholders representing 186,592,071 shares (42.84% of the issued and outstanding shares) attended the meeting.

Matter submitted	Results of voting
Setting the number of directors to be elected at 8	Approved by show of hands Proxy returns: 182,452,302 FOR (98.77%); 2,272,659 AGAINST (1.23%)
Election of directors	The election of each of the eight management nominees was approved by show of hands Proxy returns:
	Nominee	FOR		WITHHELD
	Alan Moon	161,575,412	(98.98%)	1,671,352	(1.02%)
	Arnold Klassen	161,607,847	(99.00%)	1,638,917	(1.00%)
	Jon Gill	161,599,906	(98.99%)	1,646,858	(1.01%)
	Frank Hallam	122,320,485	(74.93%)	40,926,279	(25.07%)
	Peter Crossgrove	118,642,636	(72.68%)	44,604,128	(27.32%)
	Anthony Makuch	162,968,534	(99.83%)	278,230	(0.17%)
	Ingrid Hibbard	161,098,088	(98.68%)	2,148,676	(1.32%)
	Diane Francis	161,432,594	(98.89%)	1,814,170	(1.11%)
Appointment of Deloitte LLP as auditors of the Corporation, with their remuneration to be fixed by the directors	Approved by show of hands Proxy returns: 184,485,515 FOR (99.44%); 0 AGAINST (0%); 1,032,124 WITHHELD (0.56%)